Exhibit (a)(14)

Date:	Friday 3/24/06 ~ 5:00 PM
To:	StockExchange2006
From:	Stock Option Exchange Program 2006
Re:	Option Exchange Program

As a reminder, the Offer to Exchange dated February 23, 2006 (the “Offer”) is scheduled to expire on Monday, March 27, 2006. Whether or not you choose to tender any of your stock option grants, you must sign, date and return a completed Schedule A and the Letter of Transmittal on or before 5:00 PM, Charlotte, North Carolina time, on March 27, 2006.

Pursuant to the Offer, based on the average closing price of our stock for the five consecutive trading days immediately before the expiration date, the exercise price of your new options will be $2.08 calculated as follows:

Closing Price

March 20, 2006 -	$2.07
March 21, 2006 -	$2.08
March 22, 2006 -	$2.06
March 23, 2006 -	$2.08
March 24, 2006 -	$2.11

Average	$2.08

You should carefully read the entire set of Offer documents including the Supplement dated March 13, 2006, before deciding whether or not to accept or reject the Offer. These documents may be found by visiting Employee Self Service located on US LEC’s Intranet site.

Thank you again for your continued efforts to make US LEC the success that it is.